UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

April 28th ,2026

Messrs.

COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

City of Buenos Aires

Messrs

A3 MERCADOS S.A. (“A3”)

Maipú 1210

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Empresa Distribuidora y Comercializadora Norte S.A.

(EDENOR.S.A.) - Purchase Offer – Announcement of Results

Dear Sirs:

We hereby address you in order to comply with the requirements set forth by the rules of the National Securities Commission and the corresponding regulations of ByMA and A3 Mercados.

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Company”) announced today the early tender results in connection with its previously announced tender offer (the “Offer”) to purchase Senior Notes Class 7, denominated and payable in U.S. Dollars abroad, bearing a fixed interest rate of 9.75% per annum, maturing on October 24, 2030, with an aggregate principal amount currently outstanding of US$475,000,000 (144A: CUSIP No. 29244A AM4 and ISIN No. US29244AAM45; Regulation S: CUSIP No. P3710F AU8 and ISIN No. USP3710FAU86), pursuant to which the Company offered to purchase for cash from each of the registered holders up to a maximum aggregate nominal amount of US$150,000,000, in accordance with the terms and conditions set forth in the offer to purchase dated April 15, 2026 (the “Offer to Purchase”).

The Company has exercised its discretion to increase the pool tender cap for the Existing Notes from U.S.$150,000,000 to U.S.$175,000,000 as the total purchase amount (excluding accrued and unpaid interest). Except as provided above, the terms and conditions of the Offer as set forth in the Offer to Purchase remain unchanged.

In this regard, please find attached the press release announcing the results of the Early Tender Offer, the increase in the Maximum Aggregate Acceptance Amount, and the decision to proceed with early settlement on the Early Settlement Date.

Yours faithfully.

Lucila Ramallo

Market Relations Officer.

PRESS RELEASE

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) Announces Early Tender Results of its Debt Tender Offer, Increase to Tender Cap and Election of Early Settlement

BUENOS AIRES, ARGENTINA – April 28, 2026. Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Company”) announced today the early tender results in connection with its previously announced tender offer (the “Offer”) to purchase for cash up to U.S.$150,000,000 Aggregate Principal Amount of its Outstanding 9.75% Senior Notes due 2030 (the “Existing Notes”) from each registered holder (each, a “Holder” and, collectively, the “Holders”) pursuant to the terms and conditions set forth in the offer to purchase dated April 15, 2026 (the “Offer to Purchase”).

The Company has exercised its discretion to increase the pool tender cap for the Existing Notes from U.S.$150,000,000 to U.S.$175,000,000 in aggregate principal amount (the “Increased Tender Cap”). Except as provided above, the terms and conditions of the Offer as set forth in the Offer to Purchase remain unchanged.

The following table summarizes the Early Tender Deadline results for the Offer as of 5:00 p.m. New York City time on April 28, 2026 (the “Early Tender Deadline”) and the principal amount of Existing Notes that the Company has accepted for purchase:

Title of Existing Notes	ISINs/CUSIP Numbers	Outstanding Principal Amount as of April 15, 2026	Principal Amount Tendered by the Early Tender Deadline	Principal Amount Tendered by the Early Tender Deadline and Accepted for Purchase	Early Tender Offer Consideration(1)	Scaling Factor
9.75% Senior Notes due 2030	144A: CUSIP No. 29244A AM4 ISIN No. US29244AAM45 Regulation S: CUSIP No. P3710F AU8 ISIN No. USP3710FAU86	U.S.$475,000,000	U.S.$270,371,968	U.S.$175,000,000	U.S.$1,020	64.73%

(1)   Per U.S.$1,000 principal amount of Existing Notes that were validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and that are accepted for purchase. In addition, Holders whose Existing Notes are validly tendered and accepted for purchase pursuant to the Offer will receive Accrued Interest (as defined below).

The Withdrawal Date of 5:00 p.m. (New York City time) on April 28, 2026 has now passed. Existing Notes that have been validly tendered may no longer be withdrawn.

The conditions of the Offer set forth in the Offer to Purchase, including the New Notes Offering Condition (as defined in the Offer to Purchase), have been satisfied as of the Early Tender Deadline. The Company has elected to exercise its option to accept for purchase up to U.S.$175,000,000 aggregate principal amount of Existing Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline, subject to the Increased Tender Cap and the terms and conditions described in the Offer to Purchase (the “Early Settlement Right”). The early settlement date on which the Company will settle the Existing Notes accepted in the Offer is expected to be April 30, 2026 (the “Early Settlement Date”). In light of the Increased Tender Cap having been reached as of the Early Tender Deadline, the Company will not have a Final Settlement Date.

The aggregate cash consideration for each U.S.$1,000 principal amount of Existing Notes purchased pursuant to the Offer will be U.S.$1,020 (the “Early Tender Offer Consideration”), payable only in respect of Existing Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline that the Company accepts for purchase. Only Existing Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline will be eligible to receive the Early Tender Offer Consideration, subject to the Increased Tender Cap. In addition, the Company will pay accrued interest (“Accrued Interest”) in respect of any Existing Notes purchased in the Offer from the last interest payment date to the Early Settlement Date.

Because the Offer was oversubscribed considering the aggregate principal amount of Existing Notes tendered as of the Early Tender Deadline and the Increased Tender Cap, the Company will accept for purchase tendered Existing Notes on a prorated basis, with the prorated aggregate principal amount of each Holder’s validly tendered Existing Notes accepted for purchase rounded down to the nearest U.S.$1.00. Depending on the amount tendered and the proration factor applied, if the principal amount of Existing Notes returned as a result of proration would result in less than the minimum denomination of the Existing Notes being accepted or returned, we will accept or reject all of such Holder’s validly tendered Existing Notes.

Morrow Sodali International LLC, trading as Sodali & Co, is acting as the information and tender agent (the “Information and Tender Agent”) for the Offer. Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., UBS Investment Bank and Latin Securities S.A. Agente de Valores are acting as dealer managers (the “Dealer Managers”) for the Offer. The full details of the Offer, including complete instructions on how to tender Existing Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. The Offer to Purchase and any related supplements may also be accessed via the tender offer website https://projects.sodali.com/edenor, or may be directed to Sodali & Co by telephone at +1 203 658 9457 or +44 20 4513 6933 or in writing at edenor@investor.sodali.com.

Questions about the Offer may be directed to Banco BTG Pactual S.A. – Cayman Branch by telephone at +1 (212) 293-4600 (collect); BofA Securities, Inc. by telephone at +1 (888) 292 0070 (toll free) or +1 (646) 855 8988 (collect); UBS Investment Bank by telephone at +1 (833) 690-0971 (toll free) or +1 (212) 882-5723 (collect); and Latin Securities S.A. Agente de Valores by telephone at +598 2518-3814 (collect).

Forward-Looking Statements

All statements in this announcement, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this announcement and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 29, 2026